SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2006

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        ------------------
                                        Amnon Shemer
                                        Chief Financial Officer



Date:   April 25, 2006

ELTEK LTD.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il


          ELTEK WINS FIRST ORDER FROM A MAJOR U.S. AEROSPACE CONTRACTOR

ORDER MARKS THE ACHIEVEMENT OF A CRITICAL MILESTONE AND PAVES THE WAY TO SERIAL PRODUCTION OF SIZABLE PROJECT WITH SUBSTANTIAL REVENUE POTENTIAL FOR ELTEK

PETACH-TIKVA, Israel, April 25, 2006 - Eltek Ltd. (NasdaqSC: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that it has received a first order from a major U.S. aerospace contractor for its flex - rigid PCBs that will be used in the production of military equipment. The flex - rigid PCBs are expected to be delivered during the second quarter of 2006.

"We are excited to be selected by this prestigious tier one U.S. aerospace contractor," said Arieh Reichart, President and Chief Executive Officer of Eltek. "By winning this order we have achieved a critical milestone and it gives us the opportunity to commence serial production for a sizable project with substantial revenue potential for Eltek."

"This strategically important achievement follows our previously announced success in passing a thorough competitive evaluation and certification process by this major defense contractor."

"As this customer is engaged in various stages of evaluation of our products, we expect the expanded incorporation of our flex - rigid PCBs in several of its military and aerospace product lines, and believe this win will facilitate our securing additional for prototype and long-term, serial-production units orders," added Reichart.

ABOUT THE COMPANY

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.